Exhibit 99.5

Blue Cross of Idaho Improves Customer and Employee Experience with
NICE Solutions

Using NICE’s analytics-based solutions, Blue Cross of Idaho can streamline service, rapidly increasing customer satisfaction and significantly reducing costs

Hoboken, N.J., August 30, 2017 – NICE (Nasdaq: NICE) today announced that Blue Cross of Idaho, providing health insurance for approximately one quarter of the state’s population, has streamlined its contact center processes, increased agent engagement, and improved customer experience with a suite of NICE Process Automation and Workforce Management (WFM) solutions.

Blue Cross of Idaho’s customer service team handles 1.4 million calls annually at its headquarters in Meridian, ID. In order to provide the best possible service, given this relatively large contact volume, Blue Cross of Idaho adopted NICE’s Process Automation and WFM solutions to increase efficiency, as well as NICE recording and analytics to capture and analyze 100 percent of its customer interactions. Using these solutions together, Blue Cross of Idaho can collate data from disparate sources, automate routine procedures, and proactively provide agents with real-time guidance to help improve the customer experience.

Blue Cross of Idaho has seen significant results in a short period of time, including improvements in customer satisfaction, first call resolution, reductions in average call handling times and operating costs.

Lance Hatfield, Vice President of Information Technology for Blue Cross of Idaho:
“At Blue Cross of Idaho, the customer experience is paramount in everything we do. We strive to reduce the complexities of health insurance and empower our customers and employees with tools that enable positive customer interactions. We are proud to be recognized for the efforts we make every day to improve those experiences through process and technology.”

Yaron Hertz, president, NICE Americas:
“Blue Cross of Idaho was going through a major transition, and they recognized this as an opportunity to reinvent their customer service. NICE was able to put together a package of solutions that was tailored to meet the client’s specific needs, including garnering deep insights into their customer interactions and guiding agents in real time on how to address specific customer scenarios. We are happy to see that Blue Cross of Idaho has already achieved impressive results in streamlining its operations and enhancing the overall customer experience, and we will continue to support them in these endeavors.”

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Ilana Hart, +972-9-775-3818, ilana.hart@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

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Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Hertz, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.